Exhibit 99.2

News Release

April 15, 2025

TELUS ANNOUNCES INAUGURAL JUNIOR SUBORDINATED NOTE OFFERING

Base shelf prospectus is accessible, and prospectus supplement will be accessible within two business days, through SEDAR+

6.25% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAR due July 21, 2055

6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055

VANCOUVER, B.C. - TELUS announced today it has priced $1.6 billion of fixed- to-fixed rate junior subordinated notes in two series, each with a 30.25-year maturity. The notes are offered through a syndicate of agents led by RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. Closing of the offering is expected to occur on or about April 21, 2025.

The 6.25% fixed-to- fixed rate junior subordinated notes, Series CAR, were priced at $99.965 per $100 principal amount for an initial effective yield of 6.25% per annum until July 21, 2030, and will mature on July 21, 2055. The 6.25% fixed-to-fixed rate junior subordinated notes, Series CAR will initially bear interest at a rate of 6.25% per annum and reset every five years starting July 21, 2030 to the prevailing five-year Government of Canada rate plus 3.482%, provided that the interest rate during any five-year interest period will not reset below 6.25%.

The 6.75% fixed-to- fixed rate junior subordinated notes, Series CAS, were priced at $99.959 per $100 principal amount for an initial effective yield of 6.75% per annum until July 21, 2035, and will mature on July 21, 2055. The 6.75% fixed-to-fixed rate junior subordinated notes, Series CAS will initially bear interest at a rate of 6.75% per annum and reset every five years starting July 21, 2035 to the prevailing five-year Government of Canada rate plus 3.609%, provided that the interest rate during any five-year interest period will not reset below 6.75%.

The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes), the reduction of cash amounts outstanding under the receivables trust (incurred for general working capital purposes), the repayment of TELUS Corporation credit facility amounts outstanding, and for other general corporate purposes.

TELUS has been advised that credit rating agencies that have rated these notes have assigned 50% equity credit to the notes.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The notes have not been registered under the U.S. Securities Act of 1933, as amended, and no notes are being offered in the United States or to or for the account or benefit of any U.S. person.

The notes are being offered pursuant to a prospectus supplement to the short form base shelf prospectus of TELUS dated August 2, 2024. The prospectus supplement and the corresponding short form base shelf prospectus contain important detailed information about the notes. Access to the prospectus supplement and the base shelf prospectus, and any amendments to the thereto, are provided in accordance with securities legislation relating to the procedures for providing access to such documents. An electronic or paper copy of the prospectus supplement and corresponding short form base shelf prospectus relating to the offering of notes may be obtained, without charge, from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420) or from RBC Dominion Securities Inc. by phone at 416-842-6311 or email at TorontoSyndicate@rbccm.com, Scotia Capital Inc. by phone at 416-863-7438 or email at syndicate.toronto@scotiabank.com or TD Securities Inc. by phone at 416-982-2243 or email at TDCAN-Syndicate@tdsecurities.com by providing an email address or mailing address, as applicable. Copies of these documents will be accessible electronically within two business days of the date hereof on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) of the Canadian Securities Administrators, at www.sedarplus.ca. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering and the intended use of the net proceeds of the offering. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward- looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 76 million lives worldwide through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, please visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com

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